Exhibit 99.1

GYRODYNE COMPANY OF AMERICA, INC. POSTPONES SPECIAL MEETING

Special Meeting to be held on August 27, 2014

ST. JAMES, NY – August 12, 2014 – Gyrodyne Company of America, Inc. (NASDAQ: GYRO) (the "Company") today announced that the Company's Special Meeting of Shareholders, originally scheduled for Thursday, August 14, 2014, will now be held on Wednesday, August 27, 2014. The board of directors previously established the close of business on Monday, June 30, 2014, as the record date for determining shareholders entitled to receive notice of and vote at the meeting, which will begin at 11:00 a.m. Eastern time and take place at Flowerfield Celebrations, Mills Pond Road, Saint James, New York 11780.

At the Special Meeting, the Company will seek a vote of its shareholders to authorize the previously announced merger transaction under which both the Company and Gyrodyne Special Distribution, LLC ("GSD") will merge into Gyrodyne, LLC. A vote of two-thirds of the outstanding shares of the Company's common stock will be required to authorize the merger transaction. The postponement of the Special Meeting is intended to provide shareholders who have not yet voted with additional time to cast their vote. The board continues to unanimously recommend that the shareholders vote FOR the proposal authorizing the merger transaction. Shareholders requiring duplicate proxies or with questions may contact the Company's proxy solicitor, MacKenzie Partners, Inc., at (800) 322-2885.

The Company, as managing member of GSD and Gyrodyne, LLC, already has approved the merger transaction and will have the sole discretion to approve any subsequent amendments or modifications to such transaction on behalf of such entities. Such merger, which will effect the completion of the plan of liquidation for purposes of the Internal Revenue Code, will result in holders of the Company's common stock receiving approximately 15.2% of the common shares of Gyrodyne, LLC in the aggregate, holders of the Dividend Notes receiving approximately 29.2% of the common shares of Gyrodyne, LLC in the aggregate, and holders of common shares of GSD receiving approximately 55.6% of the common shares of Gyrodyne, LLC in the aggregate, subject to adjustment in the discretion of the Company's board of directors.

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CONTACT

Frederick C. Braun III
President and CEO

631.584.5400

About Gyrodyne Company of America, Inc.

Gyrodyne, a real estate investment trust, manages a diversified portfolio of real estate properties comprising office, industrial and service-oriented properties primarily in the New York metropolitan area. Gyrodyne owns a 68 acre site approximately 50 miles east of New York City on the north shore of Long Island, which includes industrial and office buildings and undeveloped property which is the subject of development plans. Gyrodyne also owns medical office buildings in Port Jefferson Station, New York, Cortlandt Manor, New York and Fairfax, Virginia. Gyrodyne is also a limited partner in Callery Judge Grove, L.P., the only assets of which consist of potential future payments upon the achievement of certain development benchmarks by the purchaser in the 2013 sale by the partnership of an undeveloped 3,700 plus acre property in Palm Beach County, Florida. The Company's common stock is traded on the NASDAQ Stock Market under the symbol GYRO. Additional information about Gyrodyne may be found on its web site at www.gyrodyne.com.

Forward-Looking Statement Safe Harbor

The statements made in this press release that are not historical facts constitute "forward-looking information" within the meaning of the Private Securities Litigation Reform Act of 1995, and Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, both as amended, which can be identified by the use of forward-looking terminology such as "may," "will," "anticipates," "expects," "projects," "estimates," "believes," "seeks," "could," "should," or "continue," the negative thereof, other variations or comparable terminology as well as statements regarding the evaluation of strategic alternatives. Important factors, including certain risks and uncertainties, with respect to such forward-looking statements that could cause actual results to differ materially from those reflected in such forward-looking statements include, but are not limited to, risks associated with Gyrodyne's ability to implement the tax liquidation, plan of liquidation or the plan of merger, the risk that the proceeds from the sale of Gyrodyne's assets may be substantially below Gyrodyne's estimates, the risk that the proceeds from the sale of our assets may not be sufficient to satisfy Gyrodyne's obligations to its current and future creditors, the risk of shareholder litigation against the tax liquidation, the plan of liquidation or the plan of merger and other unforeseeable expenses related to the proposed liquidation, the tax treatment of condemnation proceeds, the effect of economic and business conditions, including risks inherent in the real estate markets of Suffolk and Westchester Counties in New York, Palm Beach County in Florida and Fairfax County in Virginia, risks and uncertainties relating to developing Gyrodyne's undeveloped property in St. James, New York and other risks detailed from time to time in Gyrodyne's SEC reports.

Important Information for Investors and Shareholders

This communication does not constitute a solicitation of any vote or approval. The plan of merger will be submitted to Gyrodyne's shareholders for their consideration and vote at the special meeting. INVESTORS AND SHAREHOLDERS ARE ADVISED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND RELATED DOCUMENTS CAREFULLY (WHEN THEY BECOME AVAILABLE) AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The Joint Proxy Statement/Prospectus and other documents containing other important information about Gyrodyne and Gyrodyne, LLC filed or furnished to the SEC (when they become available) may be read and copied at the SEC's public reference room located at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Rooms may be obtained by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website, www.sec.gov, from which any electronic filings made by Gyrodyne or Gyrodyne, LLC may be obtained without charge. In addition, investors and shareholders may obtain copies of the documents filed with or furnished to the SEC upon oral or written request without charge. Requests may be made in writing by regular mail by contacting Gyrodyne at the following address: One Flowerfield, Suite 24, St. James, NY 11780, Attention: Investor Relations. The Joint Proxy Statement/Prospectus also is available on Gyrodyne's web site located at www.gyrodyne.com.

Gyrodyne and its directors, executive officers and employees and other persons may be deemed to be participants in the solicitation of proxies in respect of the transaction. Information regarding Gyrodyne's directors and executive officers and their ownership of Gyrodyne's common stock is available in the Joint Proxy Statement/Prospectus. Other information regarding the interests of such individuals as well as information regarding Gyrodyne's directors and officers is available in the Joint Proxy Statement/Prospectus. These documents can be obtained free of charge from the sources indicated above.